RECD S.E.C.

MAR 5 2002

801

02018861

STATES
EXCHANGE COMMISSION
D.C. 20549

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SEC FILE NUMBER
8- 12754

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 06/01/00 (MM/DD/YY) AND ENDING 5/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

SCOTT PLANNING COMPANY, INC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2074 Morris Avenue (No. and Street)

Union (City) New Jersey (State) 07083 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Scott Sorkin (212) 962-1747 (Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Peter Tesoriero CPA (Name — if individual, state last, first, middle name)

1186 Hylan Blvd (Address) Staten Island (City) NY (State) 10305 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 29 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Scott Sorkin swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Scott Planning Company INC, as of ______, ______, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

President

Title

Cynthia Marich

Notary Public

CYNTHIA MARICH
NOTARY PUBLIC OF NEW JERSEY
My Commission Expires Oct. 12, 2004

This report** contains (check all applicable boxes):

- (a) Facing page.
- (b) Statement of Financial Condition.
- (c) Statement of Income (Loss).
- (d) Statement of Changes in Financial Condition.
- (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- (g) Computation of Net Capital
- (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- (l) An Oath or Affirmation.
- (m) A copy of the SIPC Supplemental Report.
- (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

OATH OR AFFIRMATION

I, Scott Sorkin, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Scott Planning Company Inc, as of ____________, ______, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

____
Signature

____
Title

____
Notary Public

This report** contains (check all applicable boxes):
- (a) Facing page.
- (b) Statement of Financial Condition.
- (c) Statement of Income (Loss).
- (d) Statement of Changes in Financial Condition.
- (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- (g) Computation of Net Capital
- (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- (l) An Oath or Affirmation.
- (m) A copy of the SIPC Supplemental Report.
- (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

To the Board of Directors of
Scott Planning Company, Inc.
2974 Morris Avenue
Union, NJ 07083

Gentlemen:

I have examined the statement of financial condition of Scott Planning Company, Inc., as of May 31, 2001, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended. My examination was made in accordance with generally accepted auditing standards, and accordingly included such tests of the accounting records and such other auditing procedures as we considered necessary in the circumstances.

In my opinion, the aforementioned financial statements present fairly the financial position of Scott Planning Company, Inc., as at May 31, 2001, and the results of its operations, changes in subordinated liabilities and changes in its financial position for the year then ended, in conformity with generally accepted accounting principles applied on a consistent basis.

Also, I have examined the supplementary schedules I, II, III, and IV, and, in our opinion, they present fairly, the information included therein in conformity with the rules of the Securities and Exchange Commission.

June 20, 2001

SCOTT PLANNING COMPANY, INC.
STATEMENT OF FINANCIAL CONDITION
MAY 31, 2001

ASSETS

CASH, including money market funds	
of $270,033. (Note 3)	$ 319,117
Commissions Receivable	[illegible]
Other Asset - Prepaid Taxes	3,128
TOTAL ASSETS	$ 330,109

LIABILITIES AND STOCK HOLDERS' EQUITY

LIABILITIES		
Accounts payable and accrued expenses		$ 5,502
TOTAL LIABILITIES		5,502
STOCKHOLDERS' EQUITY (Notes 2 and 5)		
Common Stock, no par value		
Authorized 1,000 shares, issued and /		
outstanding 100 shares	$ 5,000	
Paid - in - Capital	10,000	
Retained Earnings	309,607	
TOTAL STOCKHOLDERS' EQUITY		324,607
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY		$ 330,109

The accompanying notes are an integral part of this financial statement

SCOTT PLANNING COMPANY, INC.
INCOME STATEMENT
FOR THE YEAR ENDED MAY 31, 2001

REVENUES (Note 1)		
Commissions on sales of investment company shares		$ 329,835
Dividends		13,315
TOTAL REVENUES		343,150
EXPENSES (Note 1 and 2)		
Regulatory fees and expenses	$ 5,000	
Commissions	195,052	
Communications	371	
Continuing Education	1,059	
Corporation Income Taxes	15,645	
Dues & Subscriptions	4,716	
Employment costs for oficers	25,000	
Management Fees	30,000	
Office Expense	3,093	
Professional Fees	3,750	
Rent	18,000	
Sales Incentives	914	
TOTAL EXPENSES		302,600
NET PROFIT		$ 40,550

The accompanying notes are an integral part of this financial statement

SCOTT PLANNING COMPANY, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED MAY 31, 2001

CASH FLOWS FROM OPERATION ACTIVITIES		
Net Profit from Operations		$ 40,550
Changes in Assets and Liabilities:		
Increase in Commissions Receivable	$ (3,881)	
Decrease in Prepaid Taxes	5,045	
Decrease in Loans Receivable	30,550	
Increase in Accounts Payable and Accrued Expenses	2,331	
		34,045
Net Cash from Operating Activities		74,595
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR		244,522
CASH AND CASH EQUIVALENTS AT END OF YEAR		$ 319,117

The accompanying notes are an integral part of this financial statement

SCOTT PLANNING COMPANY, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY (NOTES 2 AND 5)
FOR THE YEAR ENDED MAY 31, 2001

	Common Stock No-Par-Value	Paid - In Capital	Retained Earnings
Balance at June 1, 2000	$ 5,000	$ 10,000	$ 269,057
Net Profit for the year	-	-	40,550
Balance at May 31, 2001	$ 5,000	$ 10,000	$ 309,607

The accompanying notes are an integral part of this financial statement

SCOTT PLANNING COMPANY, INC.
COMPUTATION OF NET CAPITAL
PURSUANT TO RULE 15c3-1
AS OF MAY 31, 2001

SUPPLEMENTARY SCHEDULE I

Computation of basic net capital

Net Worth:

Common Stock	$ 5,000	
Paid - in - capital	10,000	
Retained Earnings	309,607	$ 324,607
Haircuts on securities:		
Oppenheimer Money Market		(5,401)
Net Capital		319,206
Minimum capital required by the Securities and Exchange commission		(2,500)
Net Capital in Excess of Minimum Required		$ 316,706

The accompanying notes are an integral part of this financial statement

SCOTT PLANNING COMPANY, INC.
COMPUTATION FOR DETERMINATION OF
RESERVE REQUIREMENTS PURSUANT TO
RULE 15c-3-3
AS OF MAY 31, 2001

SUPPLEMENTARY
SCHEDULE II

The Company has claimed an exemption from Rule 15c-3-3 since they maintain a " Special Account for the Exclusive Benefit of Customers" in accordance with Section (K) (2) (a)- (see Note 3).

Debits	Credits
None	None

The accompanying notes are an integral part of this financial statement

SCOTT PLANNING COMPANY, INC.
INFORMATION RELATING TO THE
POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3
AS OF MAY 31, 2001

SUPPLEMENTARY
SCHEDULE III

NOT APPLICABLE

The accompanying notes are an integral part of this financial statement

SCOTT PLANNING COMPANY, INC.
RECONCILIATION PURSUANT TO RULE 17a-5(d) (4)
AS OF MAY 31, 2001

SUPPLEMENTARY SCHEDULE IV

1. Net Capital Under Rule 15c3-1

   A. As calculated in unaudited Form X-17A-5, Part 11A

   B. As calculated on Schedule I of this report

2. Computation for Determination of the Reserve Requirements Under Rule 15c3-3

   There were no material differences with regard to the calculation under Rule 15c3-3

The accompanying notes are an integral part of this financial statement

SCOTT PLANNING COMPANY, INC.
STATEMENT OF CHANGES IN SUBORDINATED LIABILITIES
FOR THE YEAR ENDED MAY 31, 2001

NOT APPLICABLE

The accompanying notes are an integral part of this financial statement

OATH OR AFFIRMATION

I, Scott Sorkin, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Scott Planning Company Inc, as of ________, ____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

[Signature]
Signature

President
Title

Cynthia Marich
Notary Public

CYNTHIA MARICH
NOTARY PUBLIC OF NEW JERSEY
My Commission Expires Oct. 12, 2004

This report** contains (check all applicable boxes):

- (a) Facing page.
- (b) Statement of Financial Condition.
- (c) Statement of Income (Loss).
- (d) Statement of Changes in Financial Condition.
- (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- (g) Computation of Net Capital
- (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- (l) An Oath or Affirmation.
- (m) A copy of the SIPC Supplemental Report.
- (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).